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MAY 30 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Global Capital Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 WINDSOR ROAD
(No. and Street)

WABAN	MA	02468
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Johnson (617) 794-4383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Kevin Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Global Capital Services, LLC, as of March 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public 5/29/18

JEFFREY S. FORSYTHE
Notary Public Commonwealth of Massachusetts
My Commission Expires April 4 2025

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liberty Global Capital Services, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended March 31, 2018

Contents

Independent Auditors Report

Bryant A. Gaudette, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
Liberty Global Capital Services, LLC
131 Windsor Road
Waban MA 2468

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Liberty Global Capital Services, LLC (the "Company") as of March 31, 2018, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, March 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

We have served as the Liberty Global Capital Services, LLC's auditor since March 31, 2018.

Katy, TX 77450

May 25, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Liberty Global Capital Services, LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended March 31, 2018

ASSETS

CURRENT ASSETS	
Cash In Bank	$158,395
Accounts Receivable	518,987
Deposit	1,000
Total Current Assets	678,382
PROPERTY AND EQUIPMENT	0
TOTAL ASSETS	$ 678,382

LIABILITIES & MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 4,833
Accrued Expenses	500
Total Current Liabilities	5,333
LONG-TERM LIABILITIES	
Total Liabilities	5,333
MEMBERS' EQUITY	
Members' Equity	673,049
Total Members' Equity	673,049
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 678,382

The accompanying notes are an integral part of these financial statements.

Liberty Global Capital Services, LLC
<u>Financial Statements</u>
Statement of Operations
As of and for the Year-Ended March 31, 2018

Revenues	
Private Placements	$197,500
Total Revenues	197,500
Operating Expenses	
Communications and data processing	6,708
Other expenses	59,344
Total Operating Expenses	66,052
Operating Income (Loss)	131,448
Net Income (Loss)	**131,448**

The accompanying notes are an integral part of these financial statements.

Liberty Global Capital Services, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended March 31, 2018

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income (Loss)	$131,448
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Accounts Receivable	99,954
Other	1,978
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(10,897)
Accrued Liabilities	
Total Adjustments	91,035
Net cash provided by (Used In) Operating Activities	222,483
CASH FLOWS FROM INVESTING ACTIVITIES	
Depreciation of Fixed Assets	501
Net cash provided by (Used In) Investing Activities	501
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Distributions	(210,000)
Treasury Stock	0
Net Cash Provided By (Used In) Financing Activities	(210,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,984
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	145,411
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$158,395

The accompanying notes are an integral part of these financial statements.

Liberty Global Capital Services, LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended March 31, 2018

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at April 1, 2017	$105,000	$646,601	$751,601
Net Income for the year ended March 31, 2018	-	131,448	131,448
Member Contributions	-	-	-
Member Distributions	-	210,000	210,000
Prior Period Adjustment	-	-	-
Balance at March 31, 2018	$ 105,000	$ 568,049	$ 673,049

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL CAPITAL SERVICES, LLC
Notes to Financial Statements
As of and for the Year-Ended March 31, 2018

NOTE A- SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Liberty Global Capital Services, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was formed as a Limited Liability Company on April 6, 2004. The Financial Industry Regulatory Authority, Inc. (FINRA) FINRA approved the Company's application to provide private placement services for its clients. The Company has adopted a fiscal year ending March 31. The firm had a change of ownership during the 2017 fiscal year, from 100% ownership by Kevin Johnson, to 100% ownership by Liberty Global Advisory Services, LLC, which is co-owned 50-50 by Kevin Johnson and Ernest Lambers. The change of ownership was approved by FINRA as of May 10, 2016.

Description of Business

The Company, located in Boston, MA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company operates under SEC Rule 15(k)(2)(i) which provides an exemption for "A Special Account of the Benefit of Customers."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable- Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the date of completion of contractual requirements.

LIBERTY GLOBAL CAPITAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2018

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and includes cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended March 31, 2018 the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Liberty Global Capital Services, LLC, a limited liability company has elected to be taxed as a partnership. The federal taxation occurs at the level of the ownership of the partnership.

Concentration

The company has revenue concentrations; the firm specializes in private placements.

LIBERTY GLOBAL CAPITAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2018

NOTE B – COMMITMENTS AND CONTINGENCIES

Liberty Global Capital Services, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE C- ADVERTISING

The advertising amount for the fiscal year ending March 31, 2018 was $0.00.

NOTE D- SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 23, 2017 which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Liberty Global Capital Services, LLC
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

Computation of Net Capital

Stockholder's Equity		$ 673,049
Non-Allowable Assets		
Other Assets	$ 1,000	
Property & Equipment	-	
Accounts Receivable -other	518,987	
Total Non-Allowable Assets		(519,987)
Haircuts on Securities Positions		
Securities Haircuts	-	
Undue Concentration Charges	-	
Total Haircuts on Securities Positions		-
Net Allowable Capital		153,062

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 118
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 121,681

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$5,333
Percentage of Aggregate Indebtedness to Net Capital	3 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of March 31, 2018	$ 156,632	
Adjustments		
Increase (Decrease) in Equity		(3,570)
(Increase) Decrease in Non-Allowable Assets		-
(Increase) Decrease in Securities Haircuts		-
Net Capital per Audit		153,062
Reconciled Difference		-

Liberty Global Capital Services, LLC
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended **March 31, 2018**

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31,2018 the Company had net capital of $153,062 which was $121,681 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Liberty Global Capital Services, LLC
Supplementary Reports Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

Kevin Johnson
Liberty Global Capital Services, LLC
131 Windsor Road
Waban, MA 2468

Dear Kevin Johnson:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Liberty Global Capital Services, LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which Liberty Global Capital Services, LLC claims exemption from 17 C.F.R. §240.15c3-3. Liberty Global Capital Services, LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Liberty Global Capital Services, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Global Capital Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX

May 25, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Liberty Global Capital Services, LLC

Liberty Global Capital Services, LLC
225 Franklin Street, 26th Floor
Boston, MA 02101

May 25, 2018

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To my best knowledge and belief, Liberty Global Capital Services, LLC

1. Claims exemption **15c3-3(k)(2)(i)** from 15c3-3;

2. We have met the identified exemption from April 1, 2017 through March 31, 2018, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Kevin Johnson
CEO
Liberty Global Capital Services, LLC

May 25, 2018
Date